                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 2)

                    Under the Securities Exchange Act of 1934



                                  HAUSER, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock. $.001 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    419141403
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)


                              Kenneth C. Cleveland
                             2550 El Presidio Street
                              Long Beach, CA 90810
                                 (310) 637-9566
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                                Steven J. Gartner
                            Willkie Farr & Gallagher
                               787 Seventh Avenue
                               New York, NY 10019
                                 (212) 728-8000

                                October 11, 2000
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
check the following box: [ ]

                                  SCHEDULE 13D

--------------------
CUSIP No. 419141403
--------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORT PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Zuellig Group N.A., Inc.

----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                         (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            OO
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
---------------------- -------- ------------------------------------------------
                          7     SOLE VOTING POWER

                                0

                       -------- ------------------------------------------------
                          8     SHARED VOTING POWER
      NUMBER OF
       SHARES                     2,193,426
    BENEFICIALLY       -------- ------------------------------------------------
      OWNED BY            9     SOLE DISPOSITIVE POWER
        EACH
      REPORTING                 0
     PERSON WITH       -------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                2,193,426
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            2,193,426
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                  [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            43.2%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            CO
----------- --------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

--------------------
CUSIP No. 419141403
--------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORT PERSON
            SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Zuellig Botanicals, Inc.

----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                         (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            OO
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
------------------------ ------ ------------------------------------------------
                           7    SOLE VOTING POWER

                                        0

      NUMBER OF          ------ ------------------------------------------------
       SHARES              8    SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY                  1,204,955
        EACH             ------ ------------------------------------------------
      REPORTING            9    SOLE DISPOSITIVE POWER
     PERSON WITH
                                 0
                         ------ ------------------------------------------------
                          10    SHARED DISPOSITIVE POWER

                                1,204,955
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            1,204,955
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                  [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            23.7%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            CO
----------- --------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

--------------------
CUSIP No. 419141403
--------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORT PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            ZATPACK INC.

----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                         (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            OO
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            British Virgin Islands
------------------------ ------ ------------------------------------------------
                           7    SOLE VOTING POWER

                                992,789

      NUMBER OF          ------ ------------------------------------------------
       SHARES              8    SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY                  2,193,426
        EACH             ------ ------------------------------------------------
      REPORTING            9    SOLE DISPOSITIVE POWER
     PERSON WITH
                                992,789
                         ------ ------------------------------------------------
                          10    SHARED DISPOSITIVE POWER

                                2,193,426
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            3,186,215
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                  [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            62.8%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

     This Amendment No. 2 amends the Schedule 13D filed on June 24, 1999, as amended by Amendment No. 1, filed on January 14, 2000 (as so amended, the "Schedule 13D") on behalf of Zatpack Inc. ("Zatpack"), an international business company organized under the laws of the British Virgin Islands, Zuellig Group N.A., Inc. ("ZGNA"), a Delaware corporation and a wholly owned subsidiary of Zatpack, and Zuellig Botanicals, Inc. ("ZBI"), a Delaware corporation and a wholly owned subsidiary of ZGNA (Zatpack, ZGNA and ZBI are collectively referred to as the "Reporting Persons"), relating to the common stock, par value $.001 per share ("Common Stock"), of Hauser, Inc. (the "Issuer").

     Unless otherwise indicated herein, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 2. Identity and Background

     The lists of executive officers and directors of the Reporting Persons referred to in paragraphs (a), (b), (c) and (f) of Item 2 of the Schedule 13D are hereby amended and restated and attached as Exhibits A, B and C.

Item 4. Purpose of Transaction.

     Item 4 is hereby amended by adding the following paragraph after the eighth paragraph of Item 4 of the Schedule 13D:

     In October 2000, as a condition to the Issuer's lender, Wells Fargo Bank, N.A. (the "Bank"), entering into an amendment to the Issuer's $35.0 million line of credit and $10.0 million fixed asset line with the Bank (the "Credit Facility"), the Issuer sold a $3 million Subordinated Promissory Note (the "Note") to Zatpack. The Note is subordinate to the Credit Facility, accrues interest at a rate of 6.5%, requires no principle or interest payments until its maturity date of October 2003, and has five-year warrants attached. The warrants are immediately exercisable and permit Zatpack to purchase 992,789 shares of the Company's common stock at a price of approximately $.5855 per share.

Item 5. Interest in Securities of the Issuer.

     Paragraph (a) of Item 5 is hereby amended and restated in its entirety to read as follows:

     (a) The Reporting Persons beneficially own an aggregate of 3,186,215 shares of Common Stock, representing approximately 62.8% of the total Common Stock outstanding. This percentage is calculated on the basis of 5,072,742 shares of Common Stock outstanding as of March 31, 2001, as reported to the Reporting Persons by the Issuer.

     ZBI is the direct and beneficial owner of a total of 1,204,955 shares of Common Stock, representing approximately 23.7% of the total number of shares of Common Stock outstanding.

     ZGNA directly owns 988,471 shares of Common Stock, representing approximately 19.5% of the outstanding Common Stock. By reason of the control ZGNA exercises over ZBI, its wholly owned subsidiary, it may be deemed under Rule 13d-3 of the Exchange Act to own beneficially all of the shares owned by ZBI. Therefore, ZGNA is the beneficial owner of a total of 2,193,426 shares of Common Stock, representing 43.2% of the total number of shares of Common Stock outstanding. Zatpack owns immediately exercisable warrants to purchase 992,787 shares of Common Stock, representing approximately 19.6% of the outstanding Common Stock. By reason of the control Zatpack exercises over ZGNA, its wholly owned subsidiary, it may be deemed under Rule 13d-3 to own beneficially all of the shares owned by ZGNA and ZBI. Therefore, Zatpack is the beneficial owner of a total of 3,186,215 shares of Common Stock, representing approximately 62.8% of the total number of shares of Common Stock outstanding.

     Paragraph (c) of Item 5 is hereby amended and restated in its entirety to read as follows:

     There have not been any transactions in the Common Stock since October 11, 2000 by the Reporting Persons.

Item 7. Material to be Filed as Exhibits.

     The following exhibits have been amended and restated in their entirety:

     Exhibit A:  Information relating to Directors and Officers of Zuellig Group
                 N.A., Inc.;

     Exhibit B:  Information relating to Directors and Officers of Zuellig
                 Botanicals, Inc.;

     Exhibit C:  Information relating to Directors of Zatpack Inc.;

     Exhibit D:  Note Purchase Agreement, dated as of October 11,
                 2000, between Hauser, Inc. and Zatpack Inc.

     Exhibit E:  Warrant to Purchase Common Stock of Hauser, Inc., dated as of
                 October 11, 2000.

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: July 10, 2001                    Zatpack, Inc.

                                        By: /s/ Harvey L. Sperry
                                            ------------------------------
                                                Harvey L. Sperry
                                                Attorney-in-Fact


                                        Zuellig Group N.A., Inc.

                                        By: /s/ Harvey L. Sperry
                                            ------------------------------
                                                Harvey L. Sperry
                                                Attorney-in-Fact


                                        Zuellig Botanicals, Inc.

                                        By: /s/ Harvey L. Sperry
                                            ------------------------------
                                                Harvey L. Sperry
                                                Attorney-in-Fact